Exhibit 11.1

Document name: Gilat Satellite Networks - Insider Trading Policy - June 19, 2023
Document Number:	Rev: 01
Department: Legal

Insider Trading Policy

This Policy provides guidelines to personnel of Gilat Satellite Networks Ltd. and its subsidiaries (collectively, the “Company”) with respect to transactions in the securities of, and the disclosure of information regarding, the Company and its business partners.

Background
The Company’s shares are listed on the NASDAQ Stock Market and the Tel Aviv Stock Exchange. Law enforcement officials in both the United States and Israel vigorously pursue violations of the respective insider trading laws of such jurisdictions, which in general, prohibit the purchase or sale of a company’s securities while in possession of material information that has not been publicly disclosed. If we do not take active steps to adopt preventive policies and procedures covering share trading by Company personnel, the consequences could be severe.

We have adopted this Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with our Company. We have all worked hard to establish the Company’s reputation for integrity and ethical conduct. Compliance with this Policy will help to avoid situations that could tarnish this important corporate asset.

The Consequences
The consequences of insider trading violations can be staggering. Individuals may be fined up to $5,000,000 and up to twenty years in prison for engaging in transactions in the Company’s securities at a time when they have knowledge of material non-public information regarding the Company. In addition, the Securities Exchange Commission (“SEC”) may seek to impose a civil penalty of up to three times the profits made or losses avoided from the trading. Insider traders must also disgorge any profits made and are often subjected to an injunction against future violations. Finally, under some circumstances, insider traders may be subjected to civil liability in private lawsuits. In addition, according to the Israeli Securities Law, 5728-1968, an insider may be subject to penalties of approximately NIS 2,000,000 or to imprisonment for a term of up to five years. Violators can also be barred from serving as officers or directors of public companies. Individuals also may be subjected to civil liability in private lawsuits.

Moreover, if an employee violates this Policy, Company-imposed sanctions, including dismissal for cause, could result from failing to comply with the Company’s policy or procedures. Needless to say, any of the above consequences, even an investigation by the SEC or the Israel Securities Authority that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

Our Policy
If a director, officer, employee, consultant, or contractor of the Company (each of the foregoing, an “Insider”) has material non-public information relating to our Company, neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of or pass on to others, that information. This policy also applies to information relating to any other company, including our customers, suppliers, strategic partners, or M&A candidates, obtained in the course of employment.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of animproper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Material Information. Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell shares. In short, any information which could reasonably affect the price of the shares.

Examples. Common examples of information that will frequently be regarded as material are annual or quarterly financial results; projections of future earnings or losses; news of a pending or proposed merger, acquisition, or tender offer; news of a significant sale of assets or the disposition of subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; major management changes; significant new products or discoveries; financial liquidity problems; and the gain or loss of a substantial customer or supplier. Either positive or negative information may be material.

Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Related Persons. The very same restrictions apply to your family members and others living in your household, as well as entities controlled by you or such other individuals. Insiders are responsible for the compliance of their immediate family and household members and controlled entities.

Tipping Information to Others. Each individual who has access to material non-public information must exercise great caution in preserving the confidentiality of that information within the Company. The communication of such information on other than a “need to know” basis to third parties, or recommending, suggesting, or discussing the purchase or sale of Company shares while in possession of such information, is a violation of Company policy and can be unlawful, whether or not you derive any benefit from another’s actions. In fact, the SEC has imposed a $470,000 penalty on a tipper even though he did not profit from his tippees’ trading.

When Information is Public. It is also improper for an officer, director, or employee to enter a trade immediately after the Company has made a public announcement of material information. Because shareholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule, you should not engage in any transactions until the second business day after the information has been publicly released.

“Quiet Periods”. Because Company personnel may be deemed likely to have advance access to periodic financial and other material information, the Company has established a regular “quiet period,” further restricting trading by Company personnel. The Company policy is that all personnel — and their family members — must refrain from trading in its securities during the period beginning at 11:59 p.m. ET on the 14th calendar day before the end of any fiscal quarter of the Company and ending upon completion of the second full trading day on NASDAQ after the public release of earnings data for such fiscal quarter or during any other trading suspension period declared by the Company. For example, if the Company’s fourth fiscal quarter ends on December 31, the corresponding quiet period would begin at 11:59 p.m., ET, on December 17 and end at the close of trading on NASDAQ (generally, 4:01 p.m., ET) on the second full trading day after the public release of earnings data for such fiscal quarter.

Derivative Trading and Short Selling. Insiders are prohibited from trading in derivative securities of the Company unless specifically approved in advance in writing by at least two of the following individuals (excluding the individual whose prospective trade is the subject to the approval): the Company’s Chairman of the Board, Chairman of the Audit Committee, Chief Executive Officer, Chief Financial Officer or General Counsel. Any short selling of the Company’s shares by any Insider is absolutely prohibited without prior written approval of at least two of the above-listed individuals.

Presumption against Trading within Three Months under Israeli Law. Under applicable provisions of Israeli law, if an office holder purchases securities of the Company within three months of the date that he or she sold securities of the Company (or sells securities of the Company within three months of the date that he or she purchased securities of the Company), it would be prima facie evidence that such person was using inside information, and the office holder could have the burden to prove that he or she was not using inside information. Therefore, although this Policy does not prohibit purchases and sales by office holders within a three-month period, this Policy strongly discourages such practice.

Company Assistance
If you have any questions about specific transactions, you may obtain additional guidance from the Company’s legal department and are strongly encouraged to do so. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

Pre-Clearance of All Trades by Certain Insiders
To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engaging in a trade while unaware of a pending major development), it is highly recommended that directors, officers, senior managers, and other Insiders having access to Company financial matters consult with the Company’s CFO, prior to engaging in such a transaction. Exceptions to this Policy may be made with the specific approval in writing and in advance by at least two of the following individuals (excluding the individual whose prospective trade is the subject to the approval): the Company’s Chairman of the Board, Chairman of the Audit Committee, Chief Executive Officer, Chief Financial Officer or General Counsel.

Qualified Trading Plans
Notwithstanding the foregoing, transactions effected pursuant to a Qualified Trading Plan shall be permitted by this Policy. A “Qualified Trading Plan” means a written plan for purchasing or selling securities of the Company which meets each of the following requirements: (1) the plan is adopted during a period other than a “quiet period”; (2) the plan is adopted by the individual during a period when the employee is not in possession of material non-public information; (3) the plan is adhered to strictly by the individual; (4) there is a “cooling off period” between the establishment or modification of the Qualified Trading Plan and the initial trade thereunder in accordance with applicable law and as set forth; (5) at the time it is adopted, the plan conforms to all requirements of Rule 10b5-1(c)(1)(C) under the U.S. Securities Exchange Act of 1934 as then in effect; (6) the plan provides that the transactions be effected on the NASDAQ Stock Market or any other stock market located outside Israel; and (7) the plan provides that the transactions be effected via a non-Israeli broker (although coordination with an Israeli affiliate, branch, agent of such broker shall be permitted).

Cooling-off Period. In accordance with applicable law, the Company requires the Qualified Trading Plan to provide for the following cooling-off period:

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for directors and officers of the Company, at least the later of (i) 90 days after the adoption or modification of the Qualified Trading Plan or (ii) two business days following the filing of the Form 20-F or Form 6-K containing the quarterly financial results for the fiscal quarter in which the Qualified Trading Plan was adopted or modified; provided, that in any event, the required cooling-off period is not to exceed 120 days following adoption or modification of the Qualified Trading Plan; and

➢
for all other Company employees, a cooling-off period of at least 30 days between the establishment or modification of the Qualified Trading Plan and the commencement of any transactions under such plan.

An individual may not have in effect more than one Qualified Trading Plan at the same time, except in limited circumstances permitted by applicable law and approved in advance by the General Counsel.

Termination
The restrictions set forth in this Policy apply to Insiders following the termination of their employment, engagement or term of office, as applicable, for the longer of the following: (1) if the Insider is aware of material non-public information when his or her employment, engagement or term of office terminates, until such information ceases to be material or until the close of business on the second trading day following the date on which such information is publicly disclosed, (2) if the termination of employment, engagement or term of office occurs during a quiet period, until the expiration of the quiet period and (3) for such period as the Company shall determine such person is likely to be in possession of material non-public information, such determination shall be made by at least two of the following individuals (excluding the Insider): the Company’s Chairman of the Board, Chairman of the Audit Committee, Chief Executive Officer, Chief Financial Officer or General Counsel.

Confidentiality of Non-public Information
Nonpublic information relating to the Company is the property of the Company, and the unauthorized disclosure of such information is forbidden. If an Insider receives inquiries about the Company from securities analysts, reporters, or others, decline to comment and direct them to the Company’s General Counsel. Keep all memoranda, correspondence, and other documents that reflect nonpublic information in a secure place, such as a locked office, a locked file cabinet, or a protected computer file, so that they cannot be seen or accessed by third persons.

No Insiders at any time should participate in discussions or “talkbacks” regarding the Company in Internet chat rooms, message boards, websites, or other similar venues. Posting Company information to such venues would be considered a violation of this Policy and be subject to appropriate disciplinary actions. Do not discuss material non-public information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that cellular phone conversations are often overheard and that voicemail and e-mail messages may be retrieved by persons other than their intended recipients if not carefully addressed. Any intentional or unintentional disclosure of material non-public information should be reported immediately to the Company’s CFO or General Counsel.

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	Name	Position Title	Date
Prepared by	Doron Kerbel	General Counsel & Company Secretary	19.6.2023
Checked/ Approved by

Revision History

Rev	Author	Description/change description	Date
0	GC	Initial release	29.9.2014
1	GC & Company Secretary	Update of the terms “Quiet Period” and “Cooling-off Period” for qualified trading plans	19.6.2023
2